                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549




                                      FORM 10-SB



                     GENERAL FORM FOR REGISTRATION OF SECURITIES
       Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                                      BRAINTECH, INC.
             ------------------------------------------------------------
                (Exact name of Registrant as specified in its charter)


            Nevada                                      98-0168932
     ------------------                              ---------------
 (State or other jurisdiction of                      (IRS Employer
  Incorporation or Organization)                   Identification No.)



        930 WEST 1ST STREET #102, NORTH VANCOUVER, B.C., CANADA, V7P 3N4
        ----------------------------------------------------------------
                      (Address of Principal Executive offices)


Issuer's Telephone Number: (604) 986-6121
                           ---------------



SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
------------------------------------------------------------------------

                                         None

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
------------------------------------------------------------------------

                            Common Stock, $0.001 par value
                                   (Title of Class)



                             Index to Exhibits on Page 34

                                   BrainTech, Inc.
                                      Form 10-SB
                                  TABLE OF CONTENTS

                                                                                  Page
PART I

Item 1.   Description of Business. . . . . . . . . . . . . . . . . . . . . . . .    1

Item 2.   Management's Discussion and Analysis or Plan of
            Operation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19

Item 3.   Description of Property. . . . . . . . . . . . . . . . . . . . . . . .   23

Item 4.   Security Ownership of Certain Beneficial Owners
            and Management . . . . . . . . . . . . . . . . . . . . . . . . . . .   23

Item 5.   Directors, Executive Officers, Promoters and
            Control Persons. . . . . . . . . . . . . . . . . . . . . . . . . . .   24

Item 6.   Executive Compensation . . . . . . . . . . . . . . . . . . . . . . . .   25

Item 7.   Certain Relationships and Related Transactions . . . . . . . . . . . .   27

Item 8.   Description of Securities. . . . . . . . . . . . . . . . . . . . . . .   28


PART II

Item 1.   Market Price of and Dividends on the Registrant's Common Equity and
          Other Shareholder Matters. . . . . . . . . . . . . . . . . . . . . . .   29

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . . . .   30

Item 3.   Changes in and Disagreements with Accountants. . . . . . . . . . . . .   31

Item 4.   Recent Sales of Unregistered Securities. . . . . . . . . . . . . . . .   31

Item 5.   Indemnification of Directors and Officers. . . . . . . . . . . . . . .   32


PART F/S   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   33


PART III

Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . . . . . . . . .   34

     This Registration Statement contains forward-looking statements which involve risks and uncertainties. When used in this Registration Statement, the words "believes," "anticipates," "expects" and similar expressions are intended to identify such forward-looking statements. Actual results of the Company (as defined below) may differ significantly from the results discussed in the forward- looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Item 1. -- Description of Business -- Risk Factors." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     An investment in the Company is highly speculative and involves a high degree of risk. Prospective investors should consider the risk factors involved in an investment in the Company, including the following: (a) that the Company is a development stage company that has only recently generated any cash revenues, (b) the Company's history of losses, (c) intense competition in the industry in which the Company operates, (d) volatility of the Company's stock price and (e) the uncertainty of future funding. Prospective investors should carefully read each section of this registration statement which contain these and other risk factors.

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS

THE COMPANY

     The Company was incorporated in Nevada on March 4, 1987 under the name Tome Capital Inc. The Company's name was changed to Nevada Manhattan Mining Inc. on August 15, 1988, back to Tome Capital Inc. on July 5, 1990, to Offshore Reliance Ltd. on February 19, 1993, to Cozy Financial Corporation on April 20, 1993 and to BrainTech, Inc. on January 3, 1994. The Company did not carry on active business between the date of its incorporation and 1993. The Company was registered as an extraprovincial company under the British Columbia COMPANY ACT on January 17, 1996. The Company has one wholly owned subsidiary, BrainWare Systems Inc., incorporated in British Columbia, Canada on March 3, 1994. BrainWare Systems Inc. carries out the Company's research and development and product development activities, and employs the Company's technical personnel. As used herein, the "Company" refers to BrainTech, Inc. and its subsidiary BrainWare Systems Inc.

     The Company develops and markets solutions for the vision systems industry. The Company's business also includes ongoing research and development of products to be incorporated into such vision systems, and the Odysee Development Studio, a program designed to permit efficient development of customized vision systems. The Company competes primarily in the market for turnkey machine vision systems as a provider of application specific machine vision (ASMV) systems.

     The Company's principal executive offices are located at 930 West 1st Street #102, North Vancouver, British Columbia, Canada V7P 3N4. Its telephone number is (604) 986-6121 and its Internet address is www.bnti.com.

RISK FACTORS

     INVESTMENT IN SHARES OF THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT, A POTENTIAL INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IDENTIFIED BY THE COMPANY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING SHARES ITS COMMON STOCK, $0.0001 PAR VALUE (THE "COMMON STOCK").

     DEVELOPMENT-STAGE COMPANY; EXPECTATION OF FUTURE LOSSES. The Company is a development stage company which has only recently begun to realize revenues from operations. The Company has had a limited operating history on which to base an evaluation of the Company's prospects. The Company has incurred operating losses consistently since entering the field of software development. The Company cannot assure that it will be able to generate sufficient revenue to achieve profitable operation, to achieve positive cash flow, or to continue its business as a going concern.

     UNPROVEN ACCEPTANCE OF THE COMPANY'S SERVICES OR PRODUCTS. The Company does not have an established history or record of sales on which to base an evaluation of the Company's prospects. The Company cannot assure that its services or products will gain sufficient acceptance, or achieve sufficient sales revenue, to allow the Company to achieve profitable operation, to achieve positive cash flow, or to continue its business as a going concern.

     EVOLVING DISTRIBUTION CHANNEL. As a result of the Company's limited operating history and the nature of the Company's business, the Company does not have established distribution channels for the Company's services or products. At the present time, the Company relies principally on direct sales to end users. In addition, management expects that vision systems developed by the Company may be limited to single applications or to a small number of applications. Accordingly, the Company cannot assure that any sales results achieved by the Company will be repeatable or will continue for an extended period. Orders received by the Company may fluctuate greatly between fiscal quarters or fiscal years, with resulting volatility in sales and income.

     TECHNOLOGICAL CHANGE AND NEW PRODUCT DEVELOPMENT. The market for the Company's products is characterized by rapidly changing technology. Accordingly, the Company believes that its future success will depend upon its ability to continue to develop and introduce new products with improved price points and performance features. In order to develop such new products successfully, the Company is dependent upon close relationships with customers and their willingness to share information about their requirements and participate in joint development efforts with the Company. The Company cannot assure that it will be able to establish or maintain close relationships with customers to obtain such information, or that the Company will be able to develop and market such new products successfully and respond effectively to technological changes or new product announcements by others. See "Description of Business--Products" and "--Research and Development."

     COMPETITION. The vision systems market is highly competitive and rapidly changing. New entrants into the market are common. The Company competes with other vendors of optical sensors, with vendors of machine vision systems, and with the internal engineering efforts of the Company's current or prospective customers, many of which may have greater financial and other resources than the Company. The Company cannot assure that it will be able to compete successfully in the future or that the Company will not be required to incur significant costs in connection with its engineering research, development, marketing and customer service efforts to remain competitive. Moreover, many of the Company's potential customers operate within highly competitive industries and are highly dependent upon suppliers' ability to provide high quality, cost effective products. Competitive pressures may result in price erosion, reduced sales or other factors which will adversely affect the Company's financial performance. See "Description of Business--Competition."

     NEED FOR ADDITIONAL FUNDING. The Company will require additional capital to continue the development of its services and products, to pay the costs of marketing those products, and to cover operating losses until the Company is able to become profitable. Owing to the speculative and uncertain nature of the Company's business, management of the Company is unable to calculate the amount of additional capital which the Company may have to raise, though such amounts may be substantial. The extent and timing of such capital requirements will depend on many factors, including continued progress in the Company's service and product development programs, the market acceptance of any of the Company's services and products, administrative and legal expenses, competitive products and the establishment of marketing arrangements. The Company will need to raise additional funds through collaborations with corporate partners or through private or public financings in order to support its long term product development and commercialization programs. The ability of the Company to raise capital will be dependant on the perceived ability of the Company to develop and bring to the market services and products capable of generating sales revenue at profitable levels. Any additional equity financing may be dilutive to shareholders. If adequate funds are not available, the Company would be required to curtail one or more of its development programs, or attempt to obtain funds through collaborative partners or others that may require the Company to relinquish rights to certain of its technologies or product candidates that the Company would otherwise seek to develop itself or with other parties. The Company cannot assure that it will be able to raise the amount of capital it requires.

     COMMON DIRECTORSHIPS. The Company is party to agreements with NetMedia Systems Inc. and Sideware Systems Inc. Those agreements may be material to the future profitability of the Company. Grant Sutherland and Owen Jones, directors of the Company, are also directors of Sideware Systems Inc. James Speros is a director of the Company and is also President and Chief Operating Officer of Sideware Corp., a wholly owned subsidiary of Sideware Systems Inc. The directors and shareholders of NetMedia Systems Inc. include Grant Sutherland and Owen Jones, who are also directors of the Company. See Item 7, "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

     The Company is also party to a cost sharing agreement with Sideware Systems Inc. pursuant to which costs relating to the Company's business premises and certain personnel are shared. Sideware Systems Inc. is a development stage software company which has not achieved profitable operation. There can be no assurance that Sideware Systems Inc. will be able to pay its share of the costs for which it is responsible under the cost sharing arrangement, with the result that the cash requirements of the Company to continue operation may be substantially increased. See "ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

     ABILITY TO MANAGE GROWTH. The Company could experience rapid growth in orders, revenues, personnel, marketing activities, and complexity of products. The Company cannot assure that it will be able to manage the significant strains that future growth may place on the Company's administrative infrastructure, systems, and controls. The Company may be unable to hire sufficiently qualified personnel to meet the demand for the Company's services or products. If the Company is unable to manage future growth effectively, the Company's business, operating results and financial condition may be materially adversely affected.

     DEPENDENCE ON KEY PERSONNEL. The Company's success is substantially dependent on the performance of its employees, most of whom have worked together for a short period of time. The Company's work force is relatively small, and the Company thus employs only a small number of employees in specific fields important to the Company's business. The success of the Company's marketing efforts is substantially dependent on the Company's President and Executive Vice President Operations. The Company's technical work is substantially dependent on the Company's President, Product Manager, Technical Director, Senior Software Engineer, Senior Software Design Engineer, and Software Architect. As a result, the departure of a single employee or a small number of employees could materially adversely affect the Company's business. The Company cannot assure that it will be able to attract and retain qualified personnel on acceptable terms. The Company does not have key man insurance on any of its employees.

     PROPRIETARY TECHNOLOGY. The Company relies heavily on its proprietary hardware designs and software technology. Although the Company uses a variety of methods to protect its technology, it relies most heavily on trade secrets. The Company cannot assure that it has adequately protected its technology from misappropriation. In addition, others may attempt to "reverse engineer" the Company's products in order to determine their method of operation and introduce competing products. Similarly, others may develop competing technology independently. Any such adverse circumstances could have a material adverse effect on the Company's results of operations. Further, some of the markets in which the Company competes are characterized by the existence of a large number of patents and frequent litigation for financial gain that is based on patents with broad, and sometimes questionable, application. As the number of the Company's products increases, the markets in which its products are sold expands, and the functionality of those products grows and overlaps with products offered by competitors, the Company believes that it may become increasingly subject to infringement claims. Although the Company does not believe any of its products or proprietary rights infringe the rights of third parties, there can be no assurance that infringement claims will not be asserted against the Company in the future or that any such claims will not require the Company to enter into royalty arrangements or result in costly litigation.

     Pursuant to a License Agreement dated January 5, 1995, the Company holds a non-exclusive license from Willard W. Olson ("Olson") to use the Olson Reticular Brainstem algorithm (the "ORB"). Management of the Company understands that Olson holds a license from Motorola Corp., pursuant to which he was given the authority and legal power to grant the license given to the Company under the License Agreement. The Company does not have a complete copy of the license agreement between Motorola Corp. and Olson, which has been withheld from the Company on grounds of confidentiality. Management of the Company is thus not able to confirm directly the authority and legal power of Olson to grant the license contained in the License Agreement. However, attorneys for Willard W. Olson have provided the Company with copies of certain provisions contained in the license agreement between Motorola Corp. and Olson, which provisions appear to management of the Company to authorize the license granted to the Company pursuant to the License Agreement. In addition, the Company has made it publicly known for over three years that it has used the ORB algorithm in the development of the BrainTron processor, and has received no notice of any objection from Motorola Corp. Management of the Company has no reason to believe that its use of the ORB algorithm is not properly authorized under the License Agreement.

     ORB is the subject matter of U.S. Patent #5,390,261 and Taiwan Patent No. 62531, currently owned by Motorola Corp. To the best of the knowledge of management of the Company, neither patent has been challenged in any form of court proceedings, with the result that there exists no judicial confirmation of the validity or enforceability of the patents. There can be no assurance that any of the patents referred to herein are valid or enforceable. See "Business -- Intellectual Property."

     The Company is the registered owner of the trademark "BrainTron". The Company cannot assure that its trademark will not be challenged, invalidated, infringed, circumvented or held unenforceable. Software code written by the Company is protected by copyright. However, the Company has not registered copyright in any of its existing software code. Copyright protection does not prevent other developers of vision systems from designing or marketing other systems which perform functions similar to, and compete directly with, the Company's systems.

     POSSIBLE VOLATILITY OF STOCK PRICE. The Company believes that factors such as the announcement of new products or technologies by the Company or its competitors, market conditions in the vision systems, industrial computer hardware, and semiconductor industries generally, and quarterly fluctuations in financial results are expected to cause the market price of the Common Stock to vary substantially. Further, the Company's net sales or results of operations in future quarters may be below the expectations of public market securities analysts and investors. In such event, the price of the Common Stock would likely decline, perhaps substantially. In addition, in recent years the stock market has experienced price and volume fluctuations that have particularly affected the market prices for many high technology companies and which often have been unrelated to the operating performance of such companies. The market volatility may adversely affect the market price of the Common Stock. See "PART II - Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters -- Market Information."

     DIVIDEND POLICY. The Company has never declared or paid cash dividends on its capital stock. The Company currently intends to retain all its earnings to finance the expansion and development of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. See "PART II -
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS -- Dividend Policy."

     POTENTIAL LIABILITY FOR PAST STOCK TRANSACTIONS. Management of the Company believes that during the fiscal year ending December 31, 1995, a former promoter of the Company caused certificates representing 3,000,000 shares of the Company to be issued without proper authorization. The 3,000,000 shares were purportedly issued to complete a private placement in the amount of $750,000. The Company's financial records indicate that the Company received $606,000 on account of the purported private placement. The Company has cancelled the share certificates purportedly issued, and has recorded the $606,000 as a liability in its balance sheet. In June, 1998, formal demand was made on the Company for repayment of the $606,000. As yet, no litigation has commenced as a result of these transactions, and the Company will attempt to resolve the dispute arising from these transactions through negotiation. If legal action is commenced against the Company, it is the Company' intention to investigate potential defences and counterclaims. As yet, no such investigation has been conducted.
A risk exists that the Company may have to recognize as legitimate some or all of the 3,000,000 shares purportedly issued, or may have to repay some or all of the $606,000 with interest. The 3,000,000 shares purportedly issued are not included in figures stated in this Registration Statement for issued and outstanding shares of the Company. See "PART II - ITEM 2. LEGAL PROCEEDINGS."

     In December 1993 the Company issued certificates for 1,500,000 shares in the name of Arthur Scott. The shares were to be issued in consideration for Mr. Scott completing the design of the BrainTron processor. Mr. Scott severed his relationship with the Company shortly after the share certificates were issued, and did not do the design work for which the shares were to be issued. The Company has retained possession of the certificates since the time they were issued, and intends to cancel the certificates. It is the position of the Company that Arthur Scott has no entitlement to the shares in question, and no claim has been advanced in respect of the shares by Mr. Scott. The Company assesses the risk of a successful claim against the Company in respect of the 1,500,000 shares as minimal.

INDUSTRY BACKGROUND

     The term "machine vision" refers to the technology base that employs various electro-optical or non-contact techniques to acquire image data, process that data, and analyze it to draw conclusions with little or no operator intervention. In substance, machine vision is the application of electronic imaging, image processing, and image analysis techniques to applications in manufacturing industries for the purpose of control (process control, quality control, machine control, robot control).

     The growth of the machine vision systems industry is dictated, on the one hand, by the technical difficulty of achieving accurate "computerized vision", and on the other hand, by the vast theoretical scope of the potential applications. The principal technical difficulties include the problems of compensating for background noise that masks or distorts objects, separating objects from their backgrounds, determining how much "similarity" must exist before the signatures of two objects match, and comparing physical objects which are only approximately "similar" in the first place.

     As the technical difficulties are solved, the potential benefits and applications of computerized vision are great. In industrial quality control, computerized vision can replace (and perform inspections more accurately than) human inspectors. In industrial automation, computerized vision can be used to control industrial machines or robots. In security systems, computerized vision can be used to detect human visitors or intruders in video camera images. In military applications, computerized vision can be used in automated targeting systems. In medical applications, it can be used to improve diagnostic reliability.

     The Automated Imaging Association ("AIA") has published extensive statistics on the market for machine vision systems. Principal statistics published by the AIA include the following:

- In 1997, the North American market for merchant machine vision systems was approximately $1.2 billion (in revenue), or approximately 25,200 units. These figures represented increases of approximately 10% (in revenue) or 16% (in units) over corresponding figures for 1996.

- The principal industrial applications of machine vision systems are inspection (e.g., inspection of products for quality control purposes), location analysis (e.g., control of industrial machines or robots, or control of fitting and assembly of products) and pattern recognition (e.g., optical character recognition). In 1997, inspection applications accounted for approximately 85% of the market by revenue, and approximately 46% by units. Location analysis applications accounted for approximately 16% of the market by revenue, and approximately 42% by units. Pattern recognition applications accounted for approximately 4% of the market by revenue and 11% of the market by units.

- The principal end users in the North American market for visions systems were the following industries:

INDUSTRY                      % BY REVENUE        % BY UNITS
Semiconductors                     37%               35%
Electronics                        15%               22%
Containers                          3%                2%
Food                                8%                4%
Wood                                6%                1%
Transportation                      8%                7%
Fabricated metals                   3%                2%
Plastic                             3%                5%
Printing                            3%                6%
Medical / Pharmaceutical            4%                7%

     Growth in the industry market during 1997 was led principally by the semiconductor and electronics industries whose individual markets grew, respectively, by 16% and 35% in revenue, and 39% and 58% in units, during 1997.

- During 1997 suppliers of application specific machine vision systems accounted for approximately 51% of the market by revenue and 13% by units. Suppliers of general purpose vision systems accounted for 18% of the market by revenue and 49% by units. The remainder of the market was split among various sectors, including 3D based vision systems, web scanners, and x-ray vision based visions systems.

- During 1997 approximately 83% (by revenue) of all machine vision system sales were direct sales by suppliers. The remainder were through distributors or manufacturers' representatives.

     The AIA has projected that by the year 2002, the North American market for vision systems is projected to increase to approximately $2.6 billion in revenue, and approximately 56,000 units. These figures correspond to average annual growth rates of approximately 16% for market revenue and 17% for units during the period 1997 - 2002.

     Within the classifications used by the AIA, the Company is a merchant machine vision vendor, and the Company's business consists principally in supplying application specific machine vision (ASMV) systems.


COMPANY STRATEGY

     The Company's strategy for establishing a competitive position in the vision systems market will be centred on the following principles.

     DEVELOPMENT OF COMPETITIVE PRODUCTS AND SERVICES USING THE ODYSEE DEVELOPMENT STUDIO. The Odysee Development Studio is explained in detail under the heading "Business -- Product Development". A principal purpose of the Odysee Studio is to reduce both the cost and time required to develop customized vision systems meeting the requirements of individual customers. Another principal purpose of the Odysee Studio is to increase the design flexibility of the Company's vision systems. Management of the Company expects that the Odysee Development Studio will permit the Company to offer both competitive prices and attractive, expeditious development schedules for customized vision systems.

     EXPLOITATION OF THE BRAINTRON PROCESSOR AND THE IMPAC ACCELERATOR BOARD. The IMPAC Accelerator Board is explained in detail under the heading "Business -- Product Development". A principal purpose of the IMPAC Accelerator Board is to permit the development of high performance and sophisticated visions systems, requiring the rapid analysis of large volumes of data. While no definitive plans for marketing the IMPAC Accelerator Board have yet been developed, the Company expects that it will attempt to incorporate the IMPAC Board in both civilian and military applications.

     PURSUIT OF HIGH PROFILE CUSTOMERS. Management of the Company is of the opinion that the vision systems market is not at the present time dominated by any individual company, or by a small group of dominant companies. Accordingly, management of the Company is of the view that pursuit of orders from major, high-profile corporate customers is both feasible, and a suitable means of establishing both market share and a leading reputation in the market.


PRODUCT DESIGN

     The Company patterns the architecture of its vision systems around the following principal modules.

     ACQUISITION AND DIGITIZATION MODULE. The acquisition and digitization module receives input such as the signal from a video monitor, and creates a digitized version of that input.

     PREPROCESSING MODULE. The preprocessing module receives digitized output from the Acquisition and Digitization Module and performs certain operations and modifications on the digital data to facilitate pattern recognition. The Preprocessing Module performs the following principal functions:

-    It filters out noise and other apparent anomalies in the digital data.

- It segments the data by identifying subsets of the digital data which represent candidates for physical objects that the video system is intended to recognize.

- It transforms data by deriving selected numerical characteristics of the data subsets identified as potential objects. The numerical characteristics may include such quantities as the length of the object (along its longest axis) or the length of its radius from midpoint to circumference along various designated radial lines. The numerical quantities thus derived are stored as a vector, and referred to as the "physical signature" of the object.

     TRAINING AND MATCHING MODULE. The Training and Matching Module performs two essential functions.

- It receives the physical signatures of potential objects and attempts to match them to the signatures of specified objects already stored in memory. The Training and Matching Module "classifies" physical signatures by calculating how well they match the signatures stored in memory. Since physical objects are unlikely to be perfectly identical, or to be described perfectly by a digitized version of a visual input, classification necessarily involves the comparison of uncertain quantities. The classification of physical signatures thus requires a mathematical algorithm for deciding how closely two signatures match. A variety of mathematical models, including fuzzy set mathematics and standard probability error functions, can be used to fulfil this requirement.

- It refines the stored signatures to which future signatures can be matched, that is it "trains" the system for more accurate object recognition in the future. Depending on the mathematical algorithm used to identify matching signatures, the Training and Matching Module can adjust the appropriate memory signatures, or the mathematical parameters or functions used in matching physical signatures to those stored in memory.

     CONTROL AND FEEDBACK MODULES. The Control and Feedback Module controls input to, and output from, the system. The Control and Feedback Module determines the extent to which the system is being trained (or to which it is being used exclusively to identify) objects, and also permits direct operator participation in certain steps of the process, such as the identification of candidate objects or new objects. Where a physical signature does not match any of the signatures stored in memory, the Control and Feedback Module can also initiate procedures to create a "new" signature in memory, to be used in identify the "new" object in the future.

PRINCIPAL PRODUCTS AND SERVICES

     In the first quarter of 1994 the Company entered the field of software development. Since that time, the Company's efforts have been devoted principally to the development of visual recognition systems. Pursuant to a License Agreement dated January 13, 1995 the Company holds a license to use the ORB, a set of algorithms designed to permit development of adaptive pattern recognition systems. In June, 1995 the Company completed development of the first generation of the BrainTron Processor, which employs ORB to carry out functions relating to the identification, classification and matching of visual images. In the first half of 1998, the Company obtained its first significant commercial contracts to supply turnkey machine vision systems to perform quality control functions. In the first half of 1998, the Company also commenced development of the Odysee Development Studio, a program designed to
facilitate economical development of customized machine vision systems.   On
July 6, 1998 the Company also entered into a Product Development Agreement and a Manufacturing and Sales Agreement with United Technologies Microelectronic Systems Inc., a wholly owned subsidiary of United Technologies Corp. ("UTMC"). Under those agreements, the Company and UTMC agreed to cooperate in the development of the Image Processor Accelerator Card("IMPAC"), which would be manufactured by UTMC and marketed by the Company. See "--Product Development." In addition to its ongoing development work, a principal focus of the Company's present business is the development of customized vision systems solutions.

     In developing its capability to create vision systems, the Company has developed the BrainTron processor, which performs the functions of a Training and Matching Module. See "Description of Business - Product Design." The BrainTron processor is a plug-in PCI bus computer card designed to operate under the Windows NT operating system. The BrainTron processor exists in hardware and software versions. The software version can be used for initial testing, while the hardware version is typically used in the final application. The BrainTron processor has five chips performing the following functions: communication with the host computer (bus interface), control of data movement within the processor (state control), generation of addresses to move data in memory (address generator), arithmetic operations (datapath) and random access memory (RAM).
Two additional datapath chips can be added for greater processing speed, and multiple BrainTron processors can be installed within a system, permitting the database of the system to be split among several processors operating in parallel. The BrainTron processor uses fuzzy membership functions to match signatures stored in memory to physical signatures. Training functions carried out by the BrainTron processor use the ORB algorithm. The ORB algorithm includes a set of rules for adapting fuzzy sets to reflect new data. Using the ORB algorithm, the BrainTron processor causes the range of fuzzy membership functions to stretch or contract to accommodate new data values.

     In the first half of 1998, the Company entered the field of supplying vision systems to perform quality control and inspection services. Key business opportunities which the Company is pursuing at the present time include the following:

(a) The Company has sold a prototype print quality inspection system to Epson Portland Inc. That system is presently in operation, and the Company is in negotiation with Epson Portland Inc. to supply additional systems.

(b) The Company has been engaged by Sunkist Growers to prepare a proposal and feasibility study for a vision system to carry out x-ray inspection of citrus fruit to inspect for frost damage. The Company expects to submit its proposal and feasibility study prior to the end of September, 1998.

(c) In May, 1998, the Company delivered a proposal relating to the application of the Company's technology for Cordis Corp., a member of the Johnson & Johnson group of companies, to develop a vision system to inspect for defects in surgical stents. Stents are implants inserted into blood vessels following angioplasty surgery to prevent the vessels from collapsing. Following review of the Company's proposal, Cordis Corp. entered negotiations with the Company to finalize the terms and conditions on which the Company will build a prototype system.

PRODUCT DEVELOPMENT

     The Company is in the process of developing the Odysee Development Studio ("Odysee"). Odysee is a program intended to facilitate the expeditious and economical development of customized vision systems. Odysee will store libraries of routines to perform the various functions which can be included within a vision system. The contents of the libraries have not been finalized, but the Company expects that they will include routines in the following categories:

     PREPROCESSING ROUTINES. The preprocessing routines available within Odysee will perform a variety of image preprocessing functions. Examples include routines to convert the entire image to grey scale, to extract colour data from individual pixels, or to smooth apparent rough edges within an image.

     SEGMENTATION ROUTINES. The segmentation routines available within Odysee will perform steps relating to the identification of potential objects and the determination of their visual characteristics. Examples include routines to detect the boundaries or dimensions of potential objects, to identify the texture of potential objects, or to separate a potential object from its background.

     CLASSIFICATION ROUTINES. The classification routines to be included in Odysee will classify or identify objects within an image. Odysee will include the BrainTron processor as a classification tool. The Company has not yet identified any other classification routines which it expects to include with Odysee.

     Odysee is being developed to operate with the Windows NT operating system. Odysee permits the operator to "drag and drop" routines from the Odysee libraries to a window opened for the vision system under development. Odysee includes software to link the different routines being added to the system, and to ensure that the input and output formats of the various routines are compatible.

     The Company's principal objective in developing Odysee is to enhance the Company's competitive position as a developer of customized vision systems. Management of the Company expects that once completed, Odysee will significantly reduce the time and cost required to develop customized vision systems. The Company intends to use Odysee internally in developing vision systems, rather than to sell or license Odysee to third parties.

     Development of Odysee has funded in part by a grant from the National Research Council of Canada. The total approved amount of the grant is $CDN. 81,269 (approximately $US 54,000), substantially all of which has been paid to the Company. The Company expects testing of Odysee to commence in September, 1998.

     The software by which Odysee links the various subroutines within its libraries is proprietary to the Company. The BrainTron processor, which will be included in the Odysee libraries, is also proprietary to the Company. The Company will also include in the Odysee libraries other proprietary routines which it develops from time to time in developing vision systems. However, the Company expects that the majority of the individual routines within the Odysee libraries will not be proprietary to the Company, and will either be available in the public domain or used under license from third parties.

     Pursuant to its Product Development Agreement with UTMC, the Company and UTMC will cooperate in the development of IMPAC, which is expected to take approximately eight months. IMPAC will be a computer board designed to allow the development of vision systems with increased computing speed and efficiency. IMPAC will consist of the following principal blocks:

THE COMMUNICATIONS BLOCK. The communications block will control communications between IMPAC and the main computer within which IMPAC is installed. In addition, the communications block will control communications between the individual blocks of IMPAC.

THE BRAINTRON BLOCK. The BrainTron Block will contain the Company's proprietary BrainTron processor (and, when completed, the BrainTron II processor) and associated memory. The BrainTron processor will be able to perform classification, matching and training functions in vision systems.

THE CAM ENGINE BLOCK. The CAM engine block will include UTMC's proprietary CAM engine. The CAM engine is an integrated circuit which allows rapid access to large lookup tables using associate keys rather than physical addresses. The CAM engine creates the ability to identify exact or close matches to items stored in memory at speeds which can not currently be achieved with PC-based software applications.

THE MICROPROCESSOR BLOCK. The microprocessor block will include a conventional microprocessor to perform those computing functions required by a vision system which are not performed by the communication block, the BrainTron block or the CAM engine block. The Company expects that the IMPAC board will incorporate the G3 Power PC chip produced by Motorola.

     Simultaneously with the Product Development Agreement, the Company entered into a Manufacturing and Sales Agreement with UTMC. Under the Manufacturing and Sales Agreement, UTMC will have responsibility for manufacturing IMPAC, which the Company will purchase from UTMC. The Company will have responsibility for marketing and sales of IMPAC. UTMC will assist in the marketing and sales of IMPAC by referring customers to the Company, by including IMPAC on its website and in certain catalogues of UTMC, and by such other means as UTMC considers appropriate. UTMC will receive a commission of 10% on all business referred to the Company by UTMC, or 5% in cases where the Company also commenced an independent sales initiative.

     A principal objective of the Company in participating in the development of IMPAC is to acquire a product which will enhance the Company's competitive position in the vision systems industry. Management of the Company expects that IMPAC will permit the Company to develop vision systems with substantially greater processing efficiency and speed, increasing the scope and number of commercial, industrial, or military contexts in which vision systems can be applied.

     The Company has also commenced development of the BrainTron 1.1 and BrainTron II processors. The BrainTron 1.1 processor will perform the same essential functions as the existing BrainTron processor but with improved robustness by detecting and compensating for systematic errors or bias in the generation of physical signatures inputted to the processor. This improvement will be accomplished by modifying the processor's error calculations to include contributions from "nearest neighbours" in the vector components of physical signatures. The Company expects that the BrainTron 1.1 processor will be complete by December 31, 1998.

     The BrainTron II processor will incorporate new classification procedures and algorithms. The Company has commenced preliminary research for the design of the procedures and algorithms, but has not yet commenced the preparation of specifications. The Company expects the BrainTron II processor to be complete prior to June 30, 1999. Both the BrainTron 1.1 and BrainTron II processors, when complete, are intended to form part of IMPAC.

SALES AND MARKETING

     The Company does not have an established record of sales revenue or profits to evaluate how dependent the Company will be on one or more major customers. Management of the Company is of the view that in order to achieve profitable operation, the Company will have to develop a sufficiently wide customer base such that the Company will not be dependent on one or a few major customers.

     The Company does not have established distribution channels for its products. The Company currently relies principally on direct sales to end users.

     Market development activities of the Company include prototype demonstrations, Internet marketing, US Department of Defence contract bids, a technical media program, and targeted trade show participation. The Company has retained a business development consultant based in Washington DC to pursue contract opportunities with U.S. federal government agencies.

     In addition, upon completion of IMPAC, the Company will receive marketing assistance from UTMC under the terms of the Manufacturing and Sales Agreement described above.

COMPETITION

     According to data published by the AIA, over 200 merchant machine vision companies were active in the vision systems market during 1997, with over 180 of those based in the United States. The AIA reported that for 1997, of 182 North American companies operating in the vision systems field:

(a) 29 companies (vs. 14 in 1996) operated with revenues in the range of $5-10 million;

(b) 22 companies (vs. 20 in 1996) operated with revenues in the range of $10-20 million;

(c) 9 companies (vs. 13 in 1996) operated with revenues in the range of $20-30 million;

(d) 6 companies (vs. 2 in 1996) operated with revenues in the range of $30-40 million; and

(e) 7 companies (vs. 1 in 1996) operated with revenues in excess of $40 million.

The remaining companies operated with revenues less than $5 million.

     The AIA also lists at least 6 different companies participating in the market for ASMV systems in each of the following fields: containers, electronics, food, pharmaceutical, printing, semiconductors, wood products, and fasteners.

     Management of the Company does not know of a reliable way to evaluate its future competitive position within the industry. The Company has demonstrated the capability of completing sales and successful proposals to major industrial clients in the field of quality control. Management of the Company also expects that completion of Odysee and IMPAC will assist the Company in being a competitive supplier. However, the Company does not have an established track record of sales or profits to provide any reliable indication of an ability to attract significant market share or to operate profitably.

MANUFACTURING

     The Company is not presently dependent on any particular suppliers for its manufacturing. Upon completing of the IMPAC accelerator board, the Company expects that UTMC will become a major supplier. The Company and UTMC have entered into a Manufacturing and Sales Agreement which the Company believes will ensure availability of IMPAC to the Company.

INTELLECTUAL PROPERTY

     The Company considers software and related technical data which it has developed to constitute intellectual property of the Company. The software and technical data over which the Company asserts intellectual property rights includes principally the following:

(a) software written by the Company and incorporated in the Odysee Development Studio, including the software by which Odysee links the various subroutines within its libraries;

(b) software and design specifications incorporated in the BrainTron processor; and

(c) software routines developed by the Company from time to time in developing vision systems.

The Company considers itself to be the owner of copyright in the software described above, and that the software and other technical data described above constitute trade secrets of the Company. To date, the Company has not obtained or applied for copyright, patent, or any other form of registration in respect of any of the intellectual property described above.

     Under the Product Development Agreement between the Company and UTMC dated July 6, 1998, the Company and UTMC will own jointly all intellectual property created in the development of the IMPAC accelerator board. The stipulations as to joint ownership do not apply to existing intellectual property owned by either the Company or UTMC, or to improvements or modifications to such intellectual property.

     Pursuant to a License Agreement dated January 13, 1995 with Olson, the Company holds a non-exclusive license to use ORB. The term of the license is for 10 years, expiring in January, 2005.

     ORB is the subject of U.S. Patent #5,390,261 and Taiwan Patent No. 62531, currently owned by Motorola Corp. Management of the Company understands that Olson holds a license from Motorola Corp., pursuant to which he was given the authority and legal power to grant the license given to the Company under the License Agreement. The Company does not have a complete copy of the license agreement between Motorola Corp. and Olson, which has been withheld from the Company on grounds of confidentiality. Management of the Company is thus not able to confirm directly the authority and legal power of Olson to grant the license contained in the License Agreement. However, attorneys for Willard W. Olson have provided the Company with copies of certain provisions contained in the license agreement between Motorola Corp. and Olson, which provisions appear to management of the Company to authorize the license granted to the Company pursuant to the License Agreement. In addition, the Company has made it publicly known for over three years that it has used the ORB algorithm in the development of the BrainTron processor, and has received no notice of any objection from Motorola Corp. Management of the Company has no reason to believe that its use of the ORB algorithm is not properly authorized under the License Agreement.

     The Company's ability to compete successfully is dependent in part upon its ability to protect its proprietary technology and information. Although the Company attempts to protect its proprietary technology through patents, copyrights, trade secrets and other measures, there can be no assurance that these measures will be adequate or that competitors will not be able to develop similar technology independently. Further, there can be no assurance that claims allowed on any patent issued to the Company will be sufficiently broad to protect the Company's technology, that any patent will issue from any pending application or that foreign intellectual property laws will protect the Company's intellectual property. Litigation may be necessary to enforce or determine the validity and scope of the Company's proprietary rights, and there can be no assurance that the Company's intellectual property rights, if challenged, will be upheld as valid. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and operating results, regardless of the outcome of the litigation. In addition, there can be no assurance that any of the patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company.

    There are no pending claims against the Company regarding infringement of any patents or other intellectual property rights of others. However, the Company may receive, in the future, communications from third parties asserting intellectual property claims against the Company. Such claims could include assertions that the Company's products infringe, or may infringe, the proprietary rights of third parties, requests for indemnification against such infringement or suggestions that the Company may be interested in acquiring a license from such third parties. There can be no assurance that any such claim made in the future will not result in litigation, which could involve significant expense to the Company, and, if the Company is required or deems it appropriate to obtain a license relating to one or more products or technologies, there can be no assurance that the Company would be able to do so on commercially reasonable terms, or at all.

GOVERNMENT REGULATION

     The Company believes that there are no environmental or other government regulations which currently have a material effect on the Company's operations. The Company believes that U.S. State Department regulations governing the export of confidential technical data may affect its operations in the future.

RESEARCH AND DEVELOPMENT

     During the fiscal years ending December 31, 1996 and December 31, 1997, the Company spent approximately $260,384 and $148,527 respectively, on research and development activities. These figures are exclusive of performance bonuses of $150,000 which were accrued in 1996 and paid by the issuance of stock.

     None of the research and development expenditures incurred in 1996 or 1997 were borne by customers. Development of Odysee has been funded in part by the National Research Council of Canada grant discussed above.

EMPLOYEES

     As of September 15, 1998 the Company had 5 full time officers or employees occupying the positions of Executive Vice President Operations, Technical Director, Senior Software Engineer, Senior Software Design Engineer, and Senior Software Architect. In addition, the Company had 11 part time officers or employees. The Company's part time officers or employees include the Company's President and Chief Executive Officer, Chairman of the Board, Systems Manager, Product Manager, and Controller. The services of these and the Company's other part time officers or employees are provided through Techwest Management Ltd. Techwest Management Inc. is a private management company whose shareholders include Owen Jones and Grant Sutherland. The Company's part time officers and employees divide their time between the Company and Sideware Systems Inc., a software development company whose shares trade on the Vancouver Stock Exchange. The Company and Sideware Systems Inc. share the cost of the services of the Company's part time employees.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATION

OVERVIEW

      The Company was incorporated in 1987. Since the first quarter of 1994, the Company has been engaged in the development and marketing of solutions for the vision systems industry, including ongoing research and development of products to be incorporated into such vision systems, recruiting its programming and management personnel, establishing production facilities, and raising capital. The Company began recognizing ASMV (Application Specific Machine Vision) system revenue in 1998.

     As of June 30, 1998, the Company had incurred aggregate net losses of approximately $3,866,130 since its inception. The Company expects to continue to incur significant additional operating losses over the foreseeable future as its product development, research and development, and marketing efforts continue to expand. Operating losses may fluctuate from quarter to quarter as a result of differences in the timing of expenses incurred and revenue recognized.

RESULTS OF OPERATIONS

     The Company believes that its limited history of revenue generation and recent business developments make the prediction of future results of operations difficult, and, accordingly, that its operating results should not be relied upon as an indication of future performance. The Company began recognizing operating revenue during the first half of 1998. As such, comparisons of results from prior periods may not be meaningful.

SIX MONTH PERIOD ENDED JUNE 30, 1998 COMPARED WITH SIX MONTH PERIOD ENDED JUNE 30, 1997

     During the six month period ended June 30, 1998, the Company received operating revenue of $49,519 from the sale of vision systems and related services. The Company did not have any operating revenue during the six month period ended June 30, 1997.

     Research and development expenses decreased to approximately $48,551 for the six month period ended June 30, 1998 from approximately $68,285 for the six month period ended June 30, 1997. The magnitude of this decrease is such that it cannot be attributed to any specific reason.

     Salaries and benefits expenses increased to approximately $149,505 for the six month period ended June 30, 1998 from approximately $106,307 for the six month period ended June 30, 1997. The principal reason for the increase was additional personnel hired by the Company.

     General, selling, and administrative expenses decreased to approximately $196,367 for the six month period ended June 30, 1998 from approximately $212,505 for the six month period ended June 30, 1997. The principal reason for the decrease was a reduction in marketing and travel expenses from approximately $120,000 to approximately $64,000. Marketing and travel expenses were lower principally because the Company was more selective in the industry trade shows it attended. The decrease in marketing and travel expenses was offset in part by an increase in professional fees from approximately $17,000 to approximately $54,000.

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

     The Company did not have any sales revenue during 1997 or 1996.

     Research and development expenses decreased to approximately $148,527 in 1997 from approximately $260,384 in 1996. This decrease was due primarily to the Company doing more development work with its own personnel during 1997, as opposed to relying on outside consultants.

     Expenses for consultants and contractors decreased to approximately $17,770 in 1997 from approximately $204,114 in 1996. The principal reason for this decrease was the inclusion of performance bonuses totalling $150,000 in 1996 to consultants providing technical services to the Company. In addition, during 1997 the Company decreased its reliance on outside contractors and consultants.

     Salaries and benefits increased to approximately $415,014 in 1997 from approximately $134,408 in 1996. The principal reason for this increase was a charge of $200,000 due to the granting of stock options at prices below prevailing market prices for the Company's stock. In addition, the Company hired additional personnel in 1997, due to an increased level of development and marketing activity.

     Selling, general and administrative expenses increased to approximately $348,731 in 1997 from approximately $314,839 in 1996. The magnitude of this increase is such that it cannot be attributed to any specific reason.

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

     Research and development increased to approximately $260,384 in 1996 from approximately $178,659 in 1995. This decrease was primarily due to a generally increased level of development activity in the Company.

     Expenses for consultants and contractors decreased to approximately $204,114 in 1996 from approximately $215,289 in 1995. This decrease was due primarily to the Company ceasing to obtain management consulting services from Cactus Consultants Inc., which provided such services to the Company prior to November, 1995. The 1995 consulting and contractors expenses include bonuses totalling $90,000 to consultants providing technical services to the Company (compared with $150,000 in 1996).

     Salaries and benefits increased to approximately $134,208 in 1996 from approximately $74,484 in 1995. This increase resulted primarily from the hiring of additional personnel, owing to a generally higher level of activity in the Company.

     Selling, general and administrative expenses increased to approximately $315,389 in 1996 from approximately $237,689 in 1995. This increase was primarily due to the hiring of additional personnel.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations since inception through the sale of equity securities. As of June 30, 1998, the Company had raised aggregate net proceeds of approximately $3,258,731 from such financing activities, including, $2,002,060 from the sale of Common Stock in 1997 and 1996.

     In July and August, 1998 stock options granted to directors, officers, employees, and consultants were exercised, yielding cash proceeds to the Company of approximately $180,000. The Company has been advised by optionees that they intend to exercise additional options which will result in additional cash proceeds of approximately $270,000. In addition, the Company has been advised by the National Research Council of Canada that the Company has received preliminary approval of a grant application which, if final approval is obtained, will result in the Company receiving approximately $120,000 in funding for the development of the IMPAC Accelerator Board. As a result of the actual and expected exercise of stock options, and the preliminary approval of the Company's National Research Council grant application, the Company expects that it will have sufficient cash to satisfy its cash requirements for a period of approximately 6 months, without generating revenue from operations.

      The Company's principal sources of liquidity are its cash balances which totalled approximately $80,000 as of September 9, 1998, following exercise of the stock options as described above.

     During the next twelve months, the Company expects to perform the following product research and development:

(a) Under the Product Development Agreement between the Company and UTMC, the Company will spend up to $500,000 in the development of the IMPAC Accelerator Board.

(b) The Company expects to continue development of the BrainTron 1.1 and BrainTron II processors. The BrainTron 1.1 processor is expected to be complete by December 31, 1998. The BrainTron II processor is expected to be complete by June 30, 1999. A substantial portion of the cost of the development of the BrainTron 1.1 and BrainTron II processors will be included in the expenditures on the IMPAC Accelerator Board under the Product Development Agreement.

(c) The Company expects to continue development of Odysee which the Company expect to begin beta testing during September, 1998.

(d) The Company also performs research and development work which is incidental to the development of individual vision systems.

     The Company expects that virtually all of the research and development work required in respect of the BrainTron II processor, Odysee, and the Company's ongoing development of individual vision systems can be completed by the Company's present personnel, without extensive use of outside contractors or the hiring of additional employees. The Company also expects that the majority of the research and development work which the Company expects to perform in respect of the IMPAC board can be completed by the Company's present personnel. The Company has received preliminary approval of a research grant from the National Research Council of Canada to pay approximately $120,000 of the development costs to be incurred in the development of IMPAC.

     As the Company does not have an established track record from which future revenues can be predicted, management of the Company can not predict reliably how much additional financing, if any, the Company will be required to raise during the next twelve months. Management of the Company expects that it will most likely seek to raise additional financing of up to $1 million during the next twelve months through the sale equity or debt, principally to ensure funds will be available for both the Company's ongoing cash expenses and the Company's ongoing research and development work.

     The Company will hire additional employees as required, and as the Company's financial means permit. The Company has only recently begun to generate revenue from operations, and can not predict reliably the number of additional orders which will be received during the next twelve months. A significant increase in the number of orders placed with the Company will require the Company to hire additional staff.

     The Company and Sideware Systems Inc. have recently increased the area of the premises from which they operate by approximately 6,983 square feet. Accordingly, the Company may have to acquire certain ancillary furniture and equipment. In addition, if the Company receives significant additional orders for vision systems, the Company may be required to purchase additional equipment to meet production requirements. Otherwise, the Company does not expect any significant purchases or sales of plant or equipment in the next twelve months.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company currently operates out of office premises in North Vancouver, British Columbia, Canada. The premises used by the Company occupy approximately 14,867 square feet, and are shared with Sideware Systems Inc., a software development company. The term of the lease expires August 31, 2003. The Company operates out of the premises under a cost sharing agreement with Sideware Systems Inc. effective November 1, 1995, pursuant to which the Company and Sideware Systems Inc. are each responsible for one half of the rent and other related occupation costs.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding beneficial ownership of Common Stock, as of September 15, 1998 by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of its outstanding shares of Common Stock, (ii) each of the Company's Directors and executive officers, and (iii) all Directors and executive officers as a group:

-------------------------------------------------------------------------------
        NAME AND ADDRESS            NUMBER OF SHARES       PERCENTAGE OF SHARES
      OF BENEFICIAL OWNER       BENEFICIALLY OWNED (1)   BENEFICIALLY OWNED (1)
-------------------------------------------------------------------------------
Owen L.J. Jones*(2)                         2,460,000                     8.2%
102 - 930 W. 1st North
Vancouver, B.C., Canada
V7P 3N4

James L. Speros*                                  Nil                      Nil
1111 Grand Hamptons Dr.
Herndon, Virginia
20170
                                      23

W. Grant Sutherland*(3)                     1,640,000                     5.5%
1600 - 777 Dunsmuir St.
Vancouver B.C.
V7Y 1K4

Willard W. Olson                            2,500,000                     8.6%
6021 East Huntress Dr.
Paradise, Arizona
85253

Peter MacLean(4)                              480,000                     1.6%
102 - 930 W. 1st North
Vancouver, B.C., Canada
V7P 3N4
All executive officers and
directors as a group (4
Persons)(5)                                 4,580,000                    14.2%

* Denotes Director of the Company
_________
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of September 15, 1998 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned.

(2) Includes 1,000,000 options to purchase Common Stock which are exercisable within 60 days of September 15, 1998.

(3) Includes 700,000 options to purchase Common Stock which are exercisable within 60 days of September 15, 1998.

(4) Includes 450,000 options to purchase Common Stock which are exercisable within 60 days of September 15, 1998.

(5) Includes 2,150,000 options to purchase Common Stock which are exercisable within 60 days of September 15, 1998.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The directors and executive officers of the Company and their ages as of September 15, 1998 are as follows:

 NAME                     AGE   POSITIONS
Owen L.J. Jones           46    President,   Chief   Executive   Officer   and
                                 Director
W. Grant Sutherland       52    Chairman and Director
James L. Speros           40    Director
Peter MacLean             36    Executive Vice President, Operations

     OWEN L.J. JONES has been the President, Chief Executive Officer and a director of the Company since December 1993. Prior to becoming a director of the Company, Mr. Jones was the V.P. Sales, Marketing and Technology of Evergreen International Technology Inc. (now Sideware Systems Inc.), a software development company whose shares trade on the Vancouver Stock Exchange. Mr. Jones resigned from his position with Evergreen

International Technology Inc. in December 1993. In May 1995 Mr. Jones was elected as a director of Evergreen International Technology Inc., and shortly thereafter assumed the responsibilities of President and Chief Executive Officer of that company. Subsequent to May 1995 Mr. Jones has divided his time and effort approximately equally between the affairs of the Company and the affairs of Sideware Systems Inc. Mr. Jones is not a director of any public companies other than the Company and Sideware Systems Inc.

     W. GRANT SUTHERLAND was appointed as a director of the Company and as Chairman of the Company's Board of Directors in November 1995. Mr. Sutherland is a licensed lawyer in the Province of British Columbia, and has been engaged in the private practice of law for 26 years, currently as a partner in the Vancouver law firm Sutherland Johnston MacLean. Mr. Sutherland has also been a director of Sideware Systems Inc. since May 1993. Since November 1995, Mr. Sutherland has devoted the majority of his time and effort to the affairs of the Company and Sideware Systems Inc., and presently divides his time approximately equally between the affairs of the Company and the affairs of Sideware Systems Inc. Mr. Sutherland is not a director of any public companies other than the Company and Sideware Systems Inc.

     JAMES L. SPEROS was appointed a Director of the Company on September 15, 1998. Mr. Speros is also President and Chief Operating Officer of Sidweware Corporation, a wholly owned subsidiary of Sideware Systems Inc. and the President and Chief Executive Officer of Exploration Mirandor Inc., a publicly held mining exploration company. Mr. Speros was previously the President and owner of two professional sports franchises, the Baltimore Stallions and Montreal Alouettes of the Canadian Football League, and was the Vice Chairman and a member of the Board of Governors of the Canadian Football League.

     PETER MACLEAN was appointed Vice President, Business Development of the Company in July 1996. In July 1998, Mr. MacLean was appointed Executive Vice President, Operations, of the Company. Since July 1996, Mr. MacLean has also held the positions of Vice President, Strategic Planning of Sideware Systems Inc. and Senior Consultant to Techwest Management Inc. Prior to commencing his employment with the Company, Mr. MacLean was the Director of the California Office of British Columbia Trade and Development Corp., a company owned by the government of the Province of British Columbia.

     Owen Jones and Grant Sutherland were directors of Sideware Systems Inc. at times when two bankruptcy petitions under the BANKRUPTCY AND INSOLVENCY ACT (Canada) were brought against that company by former directors of that company or private corporations controlled by them. Both bankruptcy petitions have been dismissed.

ITEM 6.  EXECUTIVE COMPENSATION

     The following table sets forth information regarding compensation earned during the Company's last three fiscal years by its Chief Executive Officer.

                          SUMMARY COMPENSATION TABLE

                                                                                                               AWARDS
                                                                           ANNUAL COMPENSATION      SECURITIES UNDERLYING OPTIONS
 NAME AND PRINCIPAL POSITION                        PERIOD                     SALARY ($)                    GRANTED (#)
------------------------------               --------------               --------------------     ------------------------------

 Owen L.J. Jones (1)                      December 31, 1997                      $19,400                      1,500,000
 PRESIDENT, CEO, AND DIRECTOR
                                          December 31, 1996                      $19,400                          --
                                          December 31, 1995                      $8,500                           --

______
 (1) From August 1, 1995 until May 31, 1998, Mr. Jones received a salary of $CDN.60,000 per year from Techwest Management Ltd., the cost of which was borne equally between the Company and Sideware Systems Inc. Canadian funds have been converted to US funds at an exchange rate of $1 = $CDN.0.68. Effective June 1, 1998 Mr. Jones' monthly salary was increased to $CDN.10,000 per month (approximately US$ 6,800) with the cost of the payments to Mr. Jones shared equally between the Company and Sideware Systems Inc.

     The following table sets forth information on grants of stock options by the Company during its last completed fiscal year:

                                OPTION GRANTS

                                                   % OF                                 MARKET VALUE
                          SHARES UNDER            TOTAL          EXERCISE                 OF SHARES
                         OPTIONS GRANTED         OPTIONS          PRICE               UNDERLYING OPTIONS                EXPIRY
        NAME                                     GRANTED        ($/SHARE)       ON THE DATE OF GRANT($/SHARE)            DATE
------------------       ---------------       ----------      ------------   --------------------------------       ----------
 Owen L.J.Jones             1,500,000             22.8%            $.20                      $.23                     12/17/02

     No stock options were exercised during the Company's last completed fiscal year by any director of the Company, the Company's Chief Executive Officer, or any other executive officer earning at least $100,000 in any given fiscal year in total annual salary and bonus.

     In the Company's last completed fiscal year, no award or payment was made by the Company under any Long Term Incentive Plan and no options were exercised by the named executive officers.

     The Company does not presently compensate its directors for services provided as directors. The Company provides the following compensation to directors of the Company, who are also officers of the Company, for services rendered as officers of the Company.

Owen Jones. Effective June 1, 1998 Mr. Jones receives payments totalling $CDN. 10,000 per month (approximately US$ 6,800) from the Company and Sideware Systems Inc. The cost of the payments to Mr. Jones is shared equally between the Company and Sideware Systems Inc. Prior to June 1, 1998, Mr. Jones' monthly payments (shared equally between the Company and Sideware Systems Inc.) were $CDN. 5,000 per month. In July, 1998, pursuant to a directors' resolution dated December 17, 1997, Mr. Jones was granted options to acquire 1,500,000 shares of the Company at a price of $0.20 per share for a period of five years, expiring

December 17, 2002.  Mr. Jones receives no other compensation from the Company.

Grant Sutherland. Effective June 1, 1998 Mr. Sutherland receives payments totalling $CDN. 10,000 per month (approximately US$ 6,800) from the Company and Sideware Systems Inc. The cost of the payments to Mr. Sutherland is shared equally between the Company and Sideware Systems Inc. Prior to June 1, 1998, Mr. Sutherland's monthly payments (shared equally between the Company and Sideware Systems Inc.) were $CDN. 5,000 per month. In July, 1998, pursuant to a directors' resolution dated December 17, 1997, Mr. Sutherland was granted options to acquire 1,500,000 shares of the Company at a price of $0.20 per share for a period of five years, expiring December 17, 2002. In August, 1998 Mr. Sutherland exercised 300,000 of the options. Mr. Sutherland receives no other compensation from the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company is party to an agreement with Sideware Systems Inc. effective November 1, 1995 pursuant to which certain costs associated with the Company's premises and operations are shared with Sideware Systems Inc. The costs subject to the cost-sharing agreement include:

-    costs of the leasehold premises from which the Company operates;

- personnel costs (billed through Techwest Management Ltd. - see below) including the salary costs of the Company's President, Chairman, Systems Manager, accounting personnel, and receptionist; and

- miscellaneous office charges, such as office supplies and telephone and fax charges.

     Sideware Systems Inc. is a software development company whose shares trade on the Vancouver Stock Exchange. Owen Jones is a director, the President, and Chief Executive Officer of Sideware Systems Inc. Grant Sutherland is a director
and the Chairman of Sideware Systems Inc.   James Speros is the President and
Chief Operating Officer of Sideware Corp., a wholly owned subsidiary of Sideware Systems Inc.

     As at December 31, 1997 the Company was indebted to Sideware Systems Inc. in the approximate amount of $155,000 pursuant to the cost-sharing agreement.

     Services of certain of the Company's personnel are provided to the Company through Techwest Management Ltd., a private company whose shareholders include Owen Jones and Grant Sutherland. The personnel whose services are provided through Techwest Management Ltd. include Owen Jones, Grant Sutherland, and the Company's Systems Manager, accounting personnel, and receptionist. Effective June 1, 1998, Mr. Jones receives an annual salary of CDN.$ 120,000 per year from Techwest Management

Ltd. The cost of Mr. Jones' salary is divided equally between the Company and Sideware Systems Inc.

     The Company entered into a worldwide non-exclusive license agreement dated November 2, 1995 (the "License") with NetMedia Systems Inc. ("NetMedia") under which NetMedia was given the right to use the Company's technology to develop and sell authoring tools for the Internet. NetMedia is a private company whose shareholders and directors include Grant Sutherland and Owen Jones, both directors of the Company.

     Under the terms of the License, NetMedia acquired the right to combine the Company's technology with technology held by NetMedia to create Internet software that will enable users to link CD-ROM based video with any World Wide Web page. NetMedia is responsible for raising the funds necessary to develop and market this product, estimated at $3-5 million. The Company has received a $25,000 license payment and is entitled to a 5% royalty on NetMedia's gross revenue exceeding $10 million, up to a maximum royalty of $1 million.

     As at September 15, 1998 NetMedia has not commenced operation, and has not yet taken material steps to raise the funds it will require to commence operation.

     The Company has also joined a technology consortium consisting of Sideware Systems Inc., NetMedia and the Company. Under the terms of the joint venture agreement between consortium members dated November 23, 1995, the technology of the three participants will be combined to create software applications for the Microsoft Corporation's Windows '95 platform. The consortium will carry on business through a private company called Concurrent Adaptive Recognition Research Corp. ("Carr Corp."). Each of the Company, Sideware Systems Inc. and NetMedia Systems Inc. owns one-third of the shares of Carr Corp., subject to adjustment for funds actually provided to Carr Corp. by each participant. In addition, each member of the consortium has the right to use technology developed by Carr Corp. to develop specified products.

     As at September 15, 1998 Carr Corp. has not commenced operation

     On May 27, 1998, Grant Sutherland beneficially acquired 780,000 private placement shares at price of $0.25.

ITEM 8.  DESCRIPTION OF SECURITIES

     The authorized capital of the Company is 50,000,000 shares of Common Stock, $0.001 par value, of which 26,583,333 were issued and outstanding on December
31, 1997.   As at September 15, 1998 there were 29,121,333 shares of Common
Stock outstanding.

COMMON STOCK

     The shares to be registered are common shares in the capital stock of the Company. Holders of Common Stock are entitled to one vote for each share held of record at general meetings of the shareholders of the Company. Accordingly, holders of a majority of the shares of Common Stock voting in any election of directors will have the ability to elect all the directors standing for election. All common shares participate equally in dividends paid by the Company, and in the proceeds of any liquidation, dissolution or winding up of the Company. There are no preemption rights and the Company's articles of incorporation and by-laws contain no provisions that would delay, defer, or prevent a change in control of the Company. The Company's articles of incorporation and by-laws provide for the release and indemnification of the Company's directors and officers as to certain liabilities arising from their actions in such capacities to the fullest extent of permitted by law.

TRANSFER AGENT AND REGISTRAR

     Colonial Stock Transfer Company of Salt Lake City, Utah, is the register and transfer agent for the Common Stock.

PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

MARKET INFORMATION

     The Company's Common Stock trades on the Over-The-Counter Bulletin Board (OTC-BB) in the United States, having the trading symbol "BNTI-BB" and CUSIP# 105,022-10-7. The Common Stock commenced public trading on February 4, 1988 under a former name, Cozy Financial Corporation.

     The following table lists the volume of trading and the high, low, and closing sales prices on the OTC-BB for the Company's common shares for the last 10 fiscal quarters.

Quarter Ended       Volume         High    Low       Close
June 30, 1998      14,182,800    $0.94     $0.43     $0.73
Mar. 31, 1998      15,264,371     0.63      0.29      0.50
Dec. 31, 1997       8,665,708     0.39      0.15      0.21
Sep. 30, 1997       5,231,530     0.48      0.20      0.34
June 30, 1997       6,816,925     0.51      0.26      0.30
Mar. 31, 1997       7,638,137     0.57      0.29      0.41
Dec. 31, 1996       5,721,355     0.48      0.25      0.34
Sep. 30, 1996       8,504,177    $0.875    $0.38     $0.34
June 30, 1996      11,258,650     1.21      0.30      0.68
Mar. 31, 1996       7,817,943     0.55      0.25      0.37

     The source of the high and low bid information is the OTC-BB. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

HOLDERS

     As at August 19, 1998 the shareholders' list for the Company's common shares showed 199 registered shareholders and 29,121,333 shares outstanding, including approximately 190 registered shareholders in the United States (including depositories) holding approximately 26 million shares. Based on research into the indirect holdings registered to various depositories and financial institutions, the Company estimates that there are in excess of 4,000 beneficial shareholders in the Company.

DIVIDEND POLICY

     The Company has not paid or declared dividends during the last two fiscal years. The Company currently intends to retain all of its cash and any future earnings to finance the growth and development of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

ITEM 2.  LEGAL PROCEEDINGS

     Cactus Consultants Incorporated billed the Company approximately $200,000 for consulting fees, venture capital commissions and other expenses related to work claimed to have been done on the Company's behalf. The Company believes that the fees, commissions and expenses were unauthorized and has not recorded such costs as accounts payable. No litigation has been commenced.

     During the fiscal year ending December 31, 1995, a total of 3,000,000 shares of Common Stock were subscribed at a price of $0.25 per share. The Company received $606,000 of the subscription amount during the fiscal year ending December 31, 1995. The Company has not issued any shares in respect of the funds paid, and does not believe it is under any legal obligation to do so. The position of the Company is that the $606,000 constitutes a debt obligation of the Company, and it has been so recorded in the Company's financial statements. If provided under the law of the applicable jurisdiction, interest may also be payable on that amount. In June, 1998 formal demand was made on the Company for repayment of the $606,000. No litigation has commenced as a result of these transactions.

     On May 7, 1997 the Company obtained judgment in the amount of $300,000 in legal proceedings commenced in the State of Texas against John Kostiuk, a resident of British Columbia. On April 2, 1998 the Company obtained a judgement of the Supreme Court of British Columbia enforcing the Texas judgment. The Company has commenced execution proceedings to collect the amounts owing under the Texas and British Columbia judgments, but has net yet received any proceeds. At this time, any prospect of recovery on the judgment is speculative.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not applicable

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     During the fiscal year ending December 31, 1996 the Company issued 4,683,333 shares in private placements. These shares were issued pursuant to exemptions from registration pursuant to Rule 504 of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). The consideration received by the Company was $953,790, net of legal costs. 950,000 shares were issued January 4, 1996 at a price of $0.1895 per share (equivalent to gross proceeds of $180,000). 733,333 shares were issued April 3, 1996 at a price of $0.2523 per share (equivalent to gross proceeds of $185,000). 2,000,000 shares were issued June 5, 1996 at a price of $0.20 per share (equivalent to gross proceeds of $400,000). 1,000,000 shares were issued September 23, 1996 at a price of $0.20 per share.

     During the fiscal year ending December 31, 1996 the Company issued 1,200,000 shares at a deemed value of $240,000 to a director of the Company and a consultant to the Company in payment of performance bonuses for technical services rendered to the Company. 400,000 shares were issued on December 26, 1996 to Paco Nathan, then a director of the Company, at a deemed value of $80,000. 800,000 shares were issued on December 26, 1996 to Brad Martin at a deemed value of $160,000. Brad Martin is a principal of North Shore Circuit Design, a software consulting firm located in Austin, Texas. North Shore Circuit Design provided services to the Company in relation to the development of the BrainTron processor. These shares were issued pursuant to exemptions from registration under Section 4(2) of the Securities Act.

     During the fiscal year ending December 31, 1997 the Company issued 3,000,000 shares in private placements. These shares were issued pursuant to exemptions from registration pursuant to Rule 504 of Regulation D under the Securities Act. The consideration received by the Company was $548,270.50, net of legal costs. 1,000,000 shares were issued March 20, 1997 at a price of $0.20 per share (equivalent to gross proceeds of $200,000). 1,000,000 shares were issued May 29, 1997 at a price of $0.20 per share (equivalent to gross proceeds of $200,000). 1,000,000 shares were issued December 24, 1997 at a price of $0.15 per share (equivalent to gross proceeds of $150,000).

     In May, 1997 the Company issued 300,000 shares at a deemed value of $60,000 to Paragon Communications in consideration for investor relations services. These shares were issued pursuant to exemptions from registration Section 4(2) of the Securities Act.

     During the first half of 1998, the Company issued 1,600,000 shares in a private placement. These shares were issued pursuant to exemptions from registration pursuant to Rule 504 of Regulation D under the Securities Act. The total consideration received by the Company was $396,870, net of legal costs. 1,200,000 shares were issued on March 27, 1998 at price of $0.25 (equivalent to gross proceeds of $300,000). Grant Sutherland, a director of the Company, was the beneficial purchaser of 780,000 of the 1,200,000 shares. 400,000 shares were issued on May 4, 1998 at price of $0.25 (equivalent to gross proceeds of $100,000).

     In July and August, 1998 the Company issued 900,000 shares on the exercise of stock options granted to directors, officers, employees and consultants of the Company. The total consideration received by the Company was $180,000. Directors of the Company exercised 600,000 of the 2,200,000 options exercised. These share were issued pursuant to exemptions from registration pursuant to Rule 504 of Regulation D under the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Article VIII of the By-Laws of the Company, any past or present director, officer, or employee of the Company (or person serving as such for another corporation, as the request of the Company) or a testator or intestate thereof, is entitled to be indemnified by the Company in respect of any expenses (including without limitation attorneys' fees, judgments, fines, and penalties) reasonably incurred by him in defending any civil, criminal or administrative action, suit or proceeding to which he is made a party by reason of his position with the Company (or other corporation at the Company's request). Indemnification is not available to the extent that it is adjudged in such action, suit or proceedings that the officer, director or employee was liable to the Company (or such other corporation) for negligence or misconduct in the performance of duty.

     A judgment or conviction (including a conviction based on a plea of guilty or nolo contendere or its equivalent) shall not itself be deemed an adjudication that the director, officer or employee was liable for negligence or misconduct in the performance of his duties. A person claiming indemnification may have his entitlement determined by:

(a) order of the Court or administrative body having jurisdiction in the action, suit, or proceeding;

(b) a resolution adopted by a majority of the quorum of the Board of Directors of the Company (not counting any director who has incurred expenses in connection with the action, suit or proceeding);

(c) a resolution of the majority of the stockholders of the Company (if there is no quorum of directors available who have not incurred expenses in connection with the action, suit or proceeding);

(d) a resolution of the majority of the directors of the Company entitled to vote at any meeting; or

(e)  any order of any Court having jurisdiction over the Company.

     Any such determination that a payment by way of indemnification should be made is binding on the Company.

     The right of indemnification given under Article VIII of the By-Laws of the Company is not exclusive of any such other right under any By-Law, agreement, shareholders' resolution, provision of law, or otherwise. The provisions of
Article VIII apply to any member of any committee appointed by the Board of the Company.

PART F/S

Financial Statements

     Each of the following items are contained in the Company's Consolidated Financial Statements and are set forth herein.

      (i)   Report of KPMG, Independent Auditors;

      (ii)  Balance Sheets as of December 31, 1996 and 1997;

      (iii) Statements of Operations for the Years Ended December 31, 1995, 1996 and 1997;

      (iv) Statements of Stockholders' Equity for the Years Ended December 31, 1995, 1996 and 1997;

      (v) Statements of Cash Flows for the Years Ended December 31, 1995, 1996 and 1997 and for the period from January 1, 1995 to December 31, 1997; and

     (vi) Notes to Financial Statements.

     Each of the following items are contained in the Company's Unaudited Internal Consolidated Financial Statements and are set forth herein.

      (i)  unaudited Balance Sheet as of June 30, 1997 and 1998;

      (ii) unaudited Statements of Operations for the six months ended June 30, 1997 and 1998;

      (iii) unaudited Statement of Stockholders' Equity for the six months ended June 30, 1997 and 1998;

      (iv) unaudited Statements of Cash Flows for the six months ended June 30, 1997 and 1998; and

     (v)  Notes to Financial Statements.

PART III.

ITEM 1.  INDEX TO EXHIBITS


  NUMBER                                 EXHIBIT
 --------                                -------
   3.1    Articles of Incorporation, dated February 27, 1987
   3.2    Articles of Amendment, dated July 14,1998
   3.3    Articles of Amendment, dated June 28, 1990
   3.4    Articles Of Amendment of the Company, dated February 8, 1993
   3.5    Articles of Amendment of the Company, dated April 6, 1993
   3.6    Articles of Amendment of the Company, dated December 6, 1993
   3.7    By-Laws of the Company
   4.1    Specimen Stock Certificate
  10.1    License Agreement between the Company and Willard W. Olson, dated
          January 5, 1995.
   10.2   Product Development Agreement between the Company and United
          Technologies Microelectronic Systems Inc., dated July 6, 1998.
   10.3   Manufacturing and Sales Agreement between the Company and United
          Technologies Microelectronic Systems Inc., dated July 6, 1998.
   10.4   Operating Agreement between the Company and Sideware Systems Inc., dated November 1, 1995
   10.5   Worldwide Non-Exclusive License Agreement between the Company and
          NetMedia Systems Inc., dated November 2, 1995.
   10.6   Joint Venture Agreement by and among the Company, Sideware Systems
          Inc., and NetMedia Systems Inc., dated November 23, 1995.
   11.1   Computation of net loss per share
   21.1   Subsidiaries of the Registrant

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: September 15, 1998          BrainTech, Inc.

                              By:  "W. GRANT SUTHERLAND"
                                  ------------------------
                              W. Grant Sutherland
                              Chairman of the Board of Directors

              Consolidated Financial Statements of

              BRAINTECH, INC.

              (Expressed in U.S. Dollars)

              Years ended December 31, 1997, 1996 and 1995

AUDITORS' REPORT

To the Shareholders of
Braintech, Inc.


We have audited the consolidated balance sheet of Braintech, Inc. as at December 31, 1997 and 1996 and the consolidated statements of operations, stockholders' deficit and cash flows for each of the years in the three year period ended December 31, 1997 and for the period from inception on January 4, 1994 to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1997 and 1996 and the results of its operations and the changes in its cash flows for each of the years in the three year period ended December 31, 1997 and for the period from inception on January 4, 1994 to December 31, 1997, in accordance with generally accepted accounting principles in the United States.




Chartered Accountants


Vancouver, Canada

June 23, 1998

BRAINTECH, INC.
Consolidated Balance Sheets
(Expressed in U.S. Dollars)

December 31, 1997 and 1996



------------------------------------------------------------------------------------------
                                                                    1997           1996
------------------------------------------------------------------------------------------
ASSETS

Current assets:
   Cash and cash equivalents                                    $   142,688    $   109,843
   Accounts receivable                                               21,462            --
   Marketable securities (note 3)                                     3,600          3,600
   Prepaid expenses                                                   1,708            --
   ---------------------------------------------------------------------------------------
   Total current assets                                             169,458        113,443

Due from related companies (note 4(b))                                  --          56,440

Due from directors and officers (note 4(a))                          10,130            --

Capital assets (note 5)                                              13,272            --
------------------------------------------------------------------------------------------
Total assets                                                     $  192,860     $  169,883
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
   Accounts payable and accrued liabilities                       $  20,500      $  57,442
   Due to directors and officers (note 4(a))                            --          29,751
   Due to related companies (note 4(b))                             211,442            --
   ---------------------------------------------------------------------------------------
   Total current liabilities                                        231,942         87,193

Subscriptions received (note 6(b))                                  606,000        606,000
------------------------------------------------------------------------------------------

Total liabilities                                                   837,942        693,193

Stockholders' deficit:
   Common stock (note 6):
   Authorized:  50,000,000 shares, with $0.001 par value
   Issued:  26,583,333 shares (1996 -- 23,283,333)                   26,583         23,283
   Additional paid-in capital (note 5)                            3,032,148      2,227,178
   Accumulated deficit                                              (58,800)       (58,800)
   Deficit accumulated during the development stage              (3,645,013)    (2,714,971)
   ---------------------------------------------------------------------------------------

   Total stockholders' deficit                                     (645,082)      (523,310)

Contingencies (notes 1 and 7)

------------------------------------------------------------------------------------------

Total liabilities and shareholders' deficit                      $  192,860     $  169,883
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

BRAINTECH, INC.
Consolidated Statements of Operations
(Expressed in U.S. Dollars)

---------------------------------------------------------------------------------------------------------
                                                 Period from
                                                commencement
                                              of development
                                               operations on
                                             January 3, 1994             Year ended December 31,
                                             to December 31,     ----------------------------------------
                                                        1997           1997           1996           1995
---------------------------------------------------------------------------------------------------------
Expenses:
   Research and development                       $  818,182     $  148,527     $  260,384     $  178,659
   Consulting and contractors                        711,776         17,770        204,114        215,289
   Salaries and benefits                             623,706        415,014        134,208         74,484
   Selling, general and administrative             1,342,081        348,731        314,839        237,689
   Non-operating expenses:
      Loss on disposal of real estate                 18,248            --             --             --
      Write-down of investments                       96,400            --          46,400         25,000
      Write-down of capital assets                    17,189            --             --          17,189
      Write-down of organization costs                17,431            --             --             --
---------------------------------------------------------------------------------------------------------

Net loss                                        $ (3,645,013)    $ (930,042)    $ (959,945)    $ (748,310)
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

Loss per share                                                      $ (0.04)       $ (0.05)       $ (0.04)
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

Weighted average number of shares                                25,464,978     20,354,525     17,400,000
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

BRAINTECH, INC.
Consolidated Statements of Stockholders' Deficit
(Expressed in U.S. Dollars)

------------------------------------------------------------------------------------------------------------------------
                                                                                                                Deficit
                                                                                                            accumulated
                                                                               Additional                        during
                                                                    Common        paid-in    Accumulated    development
                                                     Shares          stock        capital        deficit          stage
------------------------------------------------------------------------------------------------------------------------
Balance, January 3, 1994                          17,400,000      $  17,400   $  1,039,271     $  (58,800)        $  --

Loss for the period                                      --             --             --             --      (1,006,716)
------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1994                         17,400,00         17,400      1,039,271        (58,800)    (1,006,716)

Loss for the year                                        --             --             --             --        (748,310)
------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995                        17,400,000         17,400      1,039,271        (58,800)    (1,755,026)

Common stock transactions
     (net of issue costs):
       Issued for cash at $.1895 per share           950,000            950        173,440            --             --
       Issued for cash at $.25 per share             733,333            733        183,167            --             --
       Issued for cash at $.20 per share           3,000,000          3,000        592,500            --             --
       Issued to employees for performance
         bonuses at $0.20 per share                1,200,000          1,200        238,800            --             --
Loss for the year                                        --             --             --             --        (959,945)
------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996                        23,283,333         23,283      2,227,178        (58,800)    (2,714,971)

Common stock transactions
     (net of issue costs):
       Issued for cash at $.20 per share           2,000,000          2,000        396,991            --             --
       Issued for cash at $.15 per share           1,000,000          1,000        148,279            --             --
       Issued for cash at $.20 per share             300,000            300         59,700            --             --
       Compensatory benefit of employee
         stock options                                   --             --         200,000            --             --
Loss for the year                                        --             --             --             --        (930,042)
------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                        26,583,333      $  26,583  $   3,032,148     $  (58,800) $  (3,645,013)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

BRAINTECH, INC.
Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)

---------------------------------------------------------------------------------------------------------
                                                 Period from
                                                commencement
                                              of development
                                               operations on
                                             January 3, 1994             Year ended December 31,
                                             to December 31,     ----------------------------------------
                                                        1997           1997           1996           1995
---------------------------------------------------------------------------------------------------------
                                                     (note 1)
Cash flows from operating activities:
   Net loss                                     $ (3,645,013)    $ (930,042)    $ (959,945)    $ (748,310)
   Items not involving cash:
      Depreciation                                    13,320         10,287            --             --
      Bad debt                                        75,108            --             --             --
      Write-down of marketable securities             96,400            --          46,400         25,000
      Write-down of capital assets                    17,189            --             --          17,189
      Write-down of organization costs                17,431            --             --             --
      Loss on disposal of real estate                 18,248            --             --             --
      Non-cash performance bonuses                   300,000         60,000        150,000         90,000
      Compensatory benefit of
        employee stock options                       200,000        200,000            --             --
   Changes in operating assets and liabilities:
      Accounts receivable                            (21,462)       (21,462)           --             --
      Prepaid expenses                                (1,708)        (1,708)           --           7,202
      Accounts payable and accrued liabilities        13,626        (36,942)       (87,718)        55,720
---------------------------------------------------------------------------------------------------------

   Net cash used for operating activities         (2,916,861)      (719,867)      (851,263)      (553,199)

Cash flows from investing activities:
   Purchase of marketable securities                (100,000)           --             --             --
   Purchase of capital assets                        (43,781)       (23,559)           --             --
   Proceeds from notes receivable                   (130,181)           --             --             --
   Proceeds from disposal of real estate             306,752            --             --             --
   ------------------------------------------------------------------------------------------------------

   Net cash provided by (used for) investing
    activities                                        32,790        (23,559)           --             --
---------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Bank indebtedness                                     --             --             --         (35,863)
   Notes receivable                                   55,073            --          55,073            --
   Borrowings to (from) directors and officers       (21,130)       (39,881)           --          40,000
   Due to (from) related companies                   211,442        267,882        (58,144)         1,704
   Mortgages payable                                (207,739)           --             --             --
   Common shares issued for cash                   2,745,001        548,270        953,790            --
   Share subscriptions received                          --             --             --         556,000
   ------------------------------------------------------------------------------------------------------

   Net cash provided by financing activities       2,782,647        776,271        950,719        561,841
---------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents    (101,424)        32,845         99,456          8,642

Cash and cash equivalents, beginning of period       244,112        109,843         10,387          1,745
---------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period          $  142,688     $  142,688     $  109,843      $  10,387
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

Supplemental information:
   Interest paid                                  $      747     $      747     $       --      $     --
   Taxes paid                                     $       --     $       --     $       --      $     --
Non-cash financing activities:
   Shares issued to employees for
     performance bonuses                          $  300,000     $   60,000     $  240,000      $     --
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

BRAINTECH, INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. Dollars)

Years ended December 31, 1997, 1996 and 1995
--------------------------------------------------------------------------------

1.   ORGANIZATION:

     Braintech, Inc. (the "Company") was incorporated on March 4, 1987 under the laws of the State of Nevada as Tome Capital, Inc.

     The Company initially was in the business of real estate development. On January 3, 1994 the Company changed its name to Braintech Inc. and began operations as a high tech development company, developing advanced video recognition software.

     During the year ended December 31, 1997, the Company incurred a loss of ($930,042) and used cash for operating activities of ($719,867). From inception of the business on January 3, 1994, the Company has incurred cumulative losses of ($3,645,013) and used cash for operating activities of ($2,916,861).

     These consolidated financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Operations to date have been primarily financed by equity transactions.
     The Company's future operations are dependent upon continued support by shareholders, the achievement of profitable operations and the successful completion of management's plan to obtain additional equity financing, although there can be no assurances that the Company will be successful. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.


2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Basis of presentation:

          These consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and present the financial positions, results of operations and cash flows of the company and its wholly owned subsidiary Brainware Systems Inc., incorporated under the Company Act of British Columbia on March 30, 1994. All material intercompany balances and transactions have been eliminated.

          Through December 31, 1997, the consolidated financial statements of the Company issued to shareholders were presented in accordance with generally accepted accounting principles in Canada. The application of United States accounting principles to these consolidated financial statements has been made on a retroactive basis. In addition, to December 31, 1997, for United States accounting and reporting purposes the Company was considered to be in development stage as it was devoting substantial efforts to developing its business operations. If Canadian accounting principles had been applied in the preparation of these consolidated financial statements there would be no material differences to total assets, shareholders' equity or loss for the year.

BRAINTECH, INC.
Notes to Consolidated Financial Statements, Page 2
(Expressed in U.S. Dollars)

Years ended December 31, 1997, 1996 and 1995
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (b)  Cash and cash equivalents:

          Cash and cash equivalents include highly liquid investments, such as term deposits, having original maturities of three months or less at the date of acquisition, that are readily convertible to contracted amounts of cash.

     (c)  Research and development costs:

          Research and development costs are expensed as incurred.

     (d)  Marketable securities:

          Marketable securities are comprised of equity securities available for sale and are stated at market value. Decreases in market value that are considered to be other than temporary are recognized as a loss.

     (e)  Capital assets:

          Capital assets are stated at cost less accumulated depreciation. Depreciation is provided for on the following basis:

                Computer equipment           30% declining balance
                Computer software            50% straight-line

     (f)  Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. Actual results could differ from these estimates.

     (g)  Foreign currency:

          The Company's functional currency is the U.S. dollar. Foreign exchange gains and losses are recognized in income.

     (h)  Stock-based compensation:

          The Company has elected to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its stock options. Under APB 25, compensation expense is only recorded to the extent that the exercise price is less than fair value on the date of grant. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

BRAINTECH, INC.
Notes to Consolidated Financial Statements, Page 3
(Expressed in U.S. Dollars)

Years ended December 31, 1997, 1996 and 1995
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (i)  Income taxes:

          The Company follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized based on the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (j)  Concentration of credit risk:

          Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents.

          The Company maintains cash equivalents with various financial institutions located in Canada and the United States. The Company's policy is to limit the exposure at any one financial institution and to invest solely in highly liquid investments that are readily convertible to contracted amounts of cash.

     (k)  Comparative figures:

          Certain items in the prior year's financial statements have been reclassified to conform with the current year's financial statement presentation.

3.   MARKETABLE SECURITIES:

     ---------------------------------------------------------------------------
                                                               1997        1996
     ---------------------------------------------------------------------------
     400,000 shares of Trans Pacific Group Inc., at market    $3,600     $50,000
     ---------------------------------------------------------------------------

     In December, 1996, Trans Pacific Group Inc. was delisted from trading and was subsequently consolidated into Beverage Store (BEUG) on a 250:1 share reverse stock split basis. The Company has recorded losses in 1994, 1995 and 1996 of $25,000, $25,000 and $46,400, respectively, for permanent decreases in value.

4.   RELATED PARTY BALANCES AND TRANSACTIONS:

     The Company is party to agreements with NetMedia Systems Inc. and Sideware Systems Inc., companies with common directors, which may be material to future profitability. The Company is also party to a cost sharing agreement with Sideware Systems Inc.

     (a)  Due from (to) directors and officers:

          The amounts due from (to) directors and officers represent cash advances provided to (by) current directors and officers of the Company. These amounts are unsecured, payable on demand and bear no interest.

BRAINTECH, INC.
Notes to Consolidated Financial Statements, Page 4
(Expressed in U.S. Dollars)

Years ended December 31, 1997, 1996 and 1995
--------------------------------------------------------------------------------

4.   RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED):

     (b)  Due to (from) related companies:

          The amount due to (from) related companies under common control results from intercompany expense allocations and cash advances.

     (c)  Transactions with directors and officers:

          During the year, the Company was charged $Nil (1996 - $138,705; 1995 - $359,667) for management and consulting services provided by directors and officers.

5.   CAPITAL ASSETS:

     ------------------------------------------------------------------------
                                                                 DECEMBER 31,
                                                                         1997
     ------------------------------------------------------------------------
     Computer equipment                                             $   4,032
     Computer software                                                 19,527
     ------------------------------------------------------------------------
                                                                       23,559
     Less accumulated depreciation                                    (10,287)
     ------------------------------------------------------------------------
                                                                    $  13,272
     ------------------------------------------------------------------------
     ------------------------------------------------------------------------

6.   COMMON STOCK:

     (a) Of the shares outstanding, 6,830,000 shares (1996 - 6,830,000) are subject to trading restrictions. These shares are restricted for a two year period.

     (b) 5,500,000 shares were issued for technology in 1993 and recorded at par value of $5,500. 1,500,000 shares have been retained by the Company because the development of the technology had not been completed.

     (c) In addition, the Company may be obligated to issue 3,000,000 shares, as described in note 7(b).

     (d) Additional paid-in capital arises on the issuance of common shares at a price in excess of par value.

     (e) Stock options which vest immediately were granted to directors, officers and employees to acquire 5,000,000 common shares at an exercise price of $0.20 and an expiry date of November 28, 2002.

          As permitted by FAS 123, the Company has chosen to continue accounting for stock options at their intrinsic value. Included in expenses for 1997 is $200,000 representing compensatory benefit (1996 and 1995 - $Nil). This benefit has been calculated by reference to the difference between the option exercise price and the fair value of the Company's common shares at the date upon which the options receive all shareholder and other approvals that are required for the options to become exercisable in accordance with their terms.

BRAINTECH, INC.
Notes to Consolidated Financial Statements, Page 5
(Expressed in U.S. Dollars)

Years ended December 31, 1997, 1996 and 1995
--------------------------------------------------------------------------------

6.   COMMON STOCK (CONTINUED):

     (e)  (continued)

          Had the fair value method of accounting been applied to the Company's existing stock options, the impact would be as follows:

                                                            1997        1996          1995
          -----------------------------------------------------------------------------------------
          Loss for the year, as reported               $  (930,042)   $(959,945)   $(748,310)
          Estimated fair value of option grants           (983,740)        --           --
          Less compensatory benefit included in loss       200,000         --           --
          -------------------------------------------------------------------------------------------

          Pro forma loss                               $(1,713,782)   $(959,945)   $(748,310)
          -------------------------------------------------------------------------------------------
          -------------------------------------------------------------------------------------------

          The fair value of option grants has been estimated using the Black-Scholes Option-Pricing model with the following assumptions:


               Dividend yield                                0%
               Risk-free interest rate                     5.6%
               Expected option life                     5 years
               Expected volatility                         108%

     (f) During the calculation of loss per share. This adoption has not resulted in any material change to loss per share for the years ended December 31, 1996 and 1995.


7.   Contingencies:

     The Company is engaged in the following legal disputes:

     (a)  Cactus Consultants Incorporated ("CCI") claim:

          CCI has claims against the Company of approximately $200,000 for consulting fees, venture capital commissions and other expenses that have not been included in accounts payable. Current management believes that the consulting fees and venture capital commissions were unauthorized. If CCI is successful with its claims the Company will record the amount payable and related expense in income in the year it is determined.

     (b) During the year ended 1995, a total of 3,000,000 shares of the Company were subscribed at $0.25 per share. The Company received $606,000 of the total subscription amount during 1995. Management believes that the three parties who subscribed to the shares are related to CCI and therefore the subscriptions were not legally made. The Company does not intend to issue any of these shares and has accrued this amount as a liability.

BRAINTECH, INC.
Notes to Consolidated Financial Statements, Page 6
(Expressed in U.S. Dollars)

Years ended December 31, 1997, 1996 and 1995
--------------------------------------------------------------------------------

8.   INCOME TAXES:

     To December 31, 1996, the Company has incurred losses for income tax purposes in Canada and the United States of approximately $25,000, which are available to reduce income for tax purposes through the year 2000.

     The unrecorded benefit of these loss carry forwards is approximately $12,500. Under the provisions of the Statement 109, the effect of this benefit has been fully offset by a valuation allowance due to the uncertainty of the realization of the benefits.


9.   SUBSEQUENT EVENTS:

     Subsequent to year end the Company:

     (a) Issued 1,600,000 common shares for cash proceeds of $396,870 net of legal costs.

     (b) Granted an additional 1,420,000 options to purchase common shares at an exercise price of $0.20 per share and expiring on May 14, 2003; and

     (c)  Issued 2,200,000 on exercise of options for cash proceeds of $440,000.

                             Consolidated Financial Statements of


                             BRAINTECH,  INC.

                            (Expressed in U.S. Dollars)
                            (Unaudited - prepared by management)
                            Six months ended June 30, 1998 and 1997

BRAINTECH, INC.
Consolidated Balance Sheet
(Expressed in U.S. Dollars)
(Unaudited - prepared by management)
June 30, 1998 and 1997

------------------------------------------------------------------------------------------
                                                                   1998           1997
------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                    $    21,665    $   167,161
   Accounts receivable                                                4,724          1,525
   Marketable securities (note 4)                                     3,600          3,600
   Prepaid expenses                                                  16,451            -
   ---------------------------------------------------------------------------------------
   Total current assets                                              46,440        172,286
Due from related companies (note 5(b))                                  -           22,746
Due from directors and officers (note 5(a))                          10,130         10,249
Capital assets (note 6)                                               8,489          1,547
------------------------------------------------------------------------------------------

Total assets                                                    $    65,059    $   206,828
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
   Bank indebtedness                                             $      -      $       -
   Accounts payable and accrued liabilities                          28,289         34,676
   Due to directors and officers (note 5(a))                            -           17,568
   Due to related companies (note 5(b))                              38,169            -
   ---------------------------------------------------------------------------------------

    Total current liabilities                                        66,458         52,244

Subscriptions received (note 8(b))                                  606,000        606,000
------------------------------------------------------------------------------------------

Total liabilities                                                   672,458        658,244

Stockholders' deficit:
   Capital stock (note 7):
     Authorized:  50,000,000 shares, with $0.001 par value
     Issued:  26,983,333 shares (1997 - 25,583,333)                  26,983         25,583
   Additional paid-in capital (note 7)                            3,231,748      2,683,869
   Accumulated deficit                                           (3,866,130)    (3,160,868)
   ---------------------------------------------------------------------------------------
   Total stockholders' deficit                                     (607,399)      (451,416)

Contingencies (note 8)
------------------------------------------------------------------------------------------

Total liabilities and stockholders' deficit                     $    65,059    $   206,828
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

BRAINTECH, INC.
Consolidated Statement of Operations and Deficit
(Expressed in U.S. Dollars)
(Unaudited - prepared by management)
Six months ended June 30, 1998 and 1997

--------------------------------------------------------------------------------
                                                          1998           1997
--------------------------------------------------------------------------------
Revenue:
   Sales                                              $    49,519    $       -
   Cost of sales                                            1,250            -
   -----------------------------------------------------------------------------
   Gross margin                                            48,269            -

Expenses:
   Research and development                                48,551         68,285
   Consulting and contractors                              16,163            -
   Salaries and benefits                                  149,505        106,307
   Selling, general and administrative                    196,367        212,505
   -----------------------------------------------------------------------------
                                                          410,586        387,097

Net loss                                                  362,317        387,097

Deficit, beginning of period                            3,503,813      2,773,771
--------------------------------------------------------------------------------

Deficit, end of period                                $ 3,866,130    $ 3,160,868
--------------------------------------------------------------------------------

Loss per share                                        $   (      )   $   (      )
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

BRAINTECH, INC.
Consolidated Statement of Cash Flow
(Expressed in U.S. Dollars)
(Unaudited - prepared by management)
Six months ended June 30, 1998 and 1997

-----------------------------------------------------------------------------------
                                                                 1998          1997
-----------------------------------------------------------------------------------
Cash flows from operating activities:
   Net loss                                                $ (362,317)   $ (387,097)
   Items not involving cash:
      Depreciation                                              5,733           391
      Non-cash performance bonuses                                -          60,000
   Change in operating assets and liabilities:
      Accounts receivable                                      16,738        (1,525)
      Prepaid expenses                                        (14,743)          -
      Accounts payable and accrued liabilities                  7,789       (22,766)
   --------------------------------------------------------------------------------

   Net cash used for operating activities                    (346,800)     (350,997)


Cash flows from investing activities:
   Purchase of capital assets                                    (950)       (1,938)
   --------------------------------------------------------------------------------

   Net cash used for investing activities                        (950)       (1,938)

Cash flows from financing activities:
   Borrowing from directors and officers                          -         (22,432)
   Due to (from) related companies                           (173,273)       33,694
   Common shares issued for cash                              400,000       398,991
   --------------------------------------------------------------------------------

                                                              226,727       410,253

Increase (decrease) in cash and cash equivalents             (121,023)       57,318

Cash and cash equivalents, beginning of period                142,688       109,843
-----------------------------------------------------------------------------------

Cash and cash equivalents, end of period                    $  21,665     $ 167,161
-----------------------------------------------------------------------------------

Supplemental information:
   Interest paid                                            $   2,155     $     -
Non-cash financing activities:
   Shares issued to employees for performance bonuses       $    --       $  60,000
-----------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

BRAINTECH, INC.
Notes to Consolidated Financial Statements, page 1
(Expressed in U.S. Dollars)
(Unaudited - prepared by management)
Six months ended June 30, 1998

-------------------------------------------------------------------------------

1.   ORGANIZATION:

     The Company was incorporated on March 4, 1987 under the laws of the State of Nevada as Tome Capital, Inc. The Company sold 1,500,000 shares to the public on May 11, 1987, pursuant to Rule 504 of the Security Act of 1933 as amended.

     On January 3, 1994 the Company changed its name to Braintech, Inc. and began operations as a high tech development company.


2.   GOING CONCERN:

     These financial statements have been prepared on the basis that the Company will continue to operate as a going concern, notwithstanding significant losses in 1998 and 1997. The Company's ability to continue as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operation.


3.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Basis of presentation:

          These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiary Brainware
          Systems Inc., incorporated under the Company Act of British Columbia on March 30, 1994.

     (b)  Research and development costs:

          Research and development costs are expensed as incurred unless certain criteria for deferral have been met. As at June 30,1998 no development costs have been deferred.

     (c)  Cash and cash equivalents:

          Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and generally have initial maturities of three months or less.

     (d)  Marketable securities:

          Marketable securities are comprised of equity securities available for sale and are stated at the lower of aggregate cost or market value.

     (e)  Capital assets:

          Capital assets are stated at cost less accumulated depreciation. Depreciation is provided for on the following basis:


               Computer equipment             30% declining balance
               Computer software              50% straight-line

BRAINTECH, INC.
Notes to Consolidated Financial Statements, page 2
(Expressed in U.S. Dollars)
(Unaudited - prepared by management)
Six months ended June 30, 1998
-------------------------------------------------------------------------------

3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (f)  Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. A significant area requiring the use of estimates is accounts receivable. Actual results could differ from these estimates.

     (g)  Financial instruments:

          The carrying amounts of cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities due from (to) directors and officers, and due from (to) related companies approximate fair values, due to the short-term maturity of these instruments.

     (h)  Income taxes:

          The Company accounts for income taxes on the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (i)  Loss per share:

          Loss per share is computed based on the weighted average number of
          shares outstanding in 1998 -            (1997 -           ), after
          excluding issued but unreleased shares described in note 7(a)).


4.   MARKETABLE SECURITIES:

     ------------------------------------------------------------------------------
                                                                 1998          1997
     ------------------------------------------------------------------------------
     400,000 shares of Trans Pacific Group Inc., at cost    $ 100,000     $ 100,000
     Less write-down                                           96,400        96,400
     ------------------------------------------------------------------------------
                                                             $  3,600     $   3,600
     ------------------------------------------------------------------------------

     In December, 1996, Trans Pacific Group Inc. was delisted from trading and was subsequently consolidated into Beverage Store (BEUG) on a 250:1 share reverse stock split basis. The Company recorded a loss of $46,400 in 1996 as a result of a permanent decrease in value.

BRAINTECH, INC.
Notes to Consolidated Financial Statements, page 3
(Expressed in U.S. Dollars)
(Unaudited - prepared by management)
Six months ended June 30, 1998
-------------------------------------------------------------------------------

5.   RELATED PARTY BALANCES AND TRANSACTIONS:

     (a)  Due to (from) directors and officers:

          The amounts due to (from) directors and officers represent cash advances provided by (to) current directors and officers of the Company. These amounts are unsecured, payable on demand and bear no interest.

     (b)  Due to (from) related companies:

          The amounts due to (from) related companies result from inter-company expense allocations and cash advances and are unsecured, payable on demand and bear no interest.

     (c)  Transactions with directors and officers:

          During the period, the Company was charged $nil (1997 - $nil) for management and consulting fees.


6.   CAPITAL ASSETS:

     --------------------------------------------------------------------------
                                                        1998           1997
     --------------------------------------------------------------------------
     Computer equipment                             $  4,563       $    -
     Computer software                                19,946          1,938
     --------------------------------------------------------------------------
                                                      24,509          1,938
     Less accumulated depreciation                   (16,020)          (391)
     --------------------------------------------------------------------------
                                                    $  8,489       $  1,547
     --------------------------------------------------------------------------

7.   CAPITAL STOCK:

     Authorized:

        50,000,000 common shares, with $0.001 par value

     Issued:

     -----------------------------------------------------------------------------------------
                                                                                   Contributed
                                                        Number                         Paid-in
                                                     of shares      Par value          capital
     -----------------------------------------------------------------------------------------
     Balance December 31, 1995                        17,400,000    $    17,400   $  1,039,271
       Shares issued for cash                          4,683,333          4,683        960,317
       Share issue costs                                                               (11,210)
       Shares issued to employees for
       performance bonuses                             1,200,000          1,200        238,800
     -----------------------------------------------------------------------------------------
     Balance December 31, 1996 - carried forward      23,283,333         23,283      2,227,178

BRAINTECH, INC.
Notes to Consolidated Financial Statements, page 4
(Expressed in U.S. Dollars)
(Unaudited - prepared by management)
Six months ended June 30, 1998
-------------------------------------------------------------------------------

7.   CAPITAL STOCK (CONTINUED):

     Issued:

     ------------------------------------------------------------------------------------------
                                                                                    Contributed
                                                           Number                       Paid-in
                                                        of shares      Par value        capital
     ------------------------------------------------------------------------------------------
     Balance December 31, 1996 - brought forward       23,283,333         23,283      2,227,178
       Shares issued for cash                           2,000,000          2,000        398,000
       Share issue costs                                                                 (1,009)
       Shares issued for services                         300,000            300         59,700
     ------------------------------------------------------------------------------------------

     Balance June 30, 1997                             25,583,333         25,583      2,683,869
       Shares issued for cash                           1,000,000          1,000        149,000
       Share issue costs                                                                   (721)
     ------------------------------------------------------------------------------------------

     Balance December 31, 1997                         26,583,333         26,583      2,832,148
       Shares issued for cash                             400,000            400        399,600
     ------------------------------------------------------------------------------------------

     Balance June 30, 1998                             26,983,333     $   26,983  $   3,231,748
     ------------------------------------------------------------------------------------------


     (a) 5,500,000 shares were issued for technology in 1993 and recorded at par value of $5,500. 1,500,000 of the issued shares are held in treasury because the technology due in exchange has not been received.

     (b) Of the shares outstanding, 6,830,000 shares (1996 - 6,830,000) are subject to trading restrictions. These shares are restricted until an application is made by the holder and proper share certificates are received.

     (c) In addition, the company may be obligated to issue 3,000,000 shares, as described in note 8(b).

     (d) Stock options were granted to directors, officers and employees to acquire 5,000,000 common shares at an exercise price of $.20 and an expiry date of November 28, 2002.

     (e) On May 14, 1998 an additional 1,420,000 options to purchase common shares were granted at an exercise price of $.20 and expiring on May 14, 2003.

BRAINTECH, INC.
Notes to Consolidated Financial Statements, page 5
(Expressed in U.S. Dollars)
(Unaudited - prepared by management)
Six months ended June 30, 1998

-------------------------------------------------------------------------------

8.   CONTINGENCIES:

     The Company is engaged in the following litigation:

     (a)  Cactus Consultants Incorporated ("CCI") claim:

          CCI has claims against the Company of approximately $200,000 for consulting fees, venture capital commissions and other expenses that have not been included in accounts payable. Current management believes that the consulting fees and venture capital commissions were unauthorized. If CCI is successful with its claims the Company will record the amount payable and related expense in income in the year it is determined.

     (b) During the year ended 1995, a total of 3,000,000 shares of the Company were subscribed at $0.25 per share. The Company received $606,000 of the total subscription amount during 1995. Management believes that the three parties who subscribed to the shares are related to CCI and therefore the subscriptions were not legally made. The Company does not intend to issue any of these shares and has accrued this amount as a liability.

9.   INCOME TAXES:

     The Company has income tax losses available of approximately $25,000, expiring from 1996 to 2000. Deferred income tax asset balances, net of a valuation allowance of $7,500, are nil.